SEC
Mail Processing
Section

MAR 14 2016

Washington DC
416



16014911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1960 University Avenue, #204
(No. and Street)

E. Palo Alto,	CA	94303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Christensen — 650 305-3581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Stan Christensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Advisors,LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Jeannine M. Mancini

Notary Public


JEANNINE M. MANCINI
Commission # 2030613
Notary Public - California
San Mateo County
My Comm. Expires Jun 23, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Arbor Advisors, LLC
Palo Alto, CA 94303

I have audited the accompanying statement of financial condition of Arbor Advisors, LLC (the "Company"), a California corporation, as of December 31, 2015 and the related statements of income, changes in member's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
March 4, 2016

Arbor Advisors, LLC.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	5,138,264
Accounts receivable		1,300,000
Prepaid expenses		7,904
Deposits		30,081
Furniture and equipment net of accumulated depreciation of $213,839		28,360
Investment		1,029,875
Total assets	$	7,534,484

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	36,452
Bonuses payable		651,033
Salaries payable		10,175
Total liabilities		697,660
Member's Equity		6,836,824
Total Liabilities and Member's Equity	$	7,534,484

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Income
For the Period Ended December 31, 2015

Revenues	
Advisory fees	$ 8,572,780
Unrealized profit on investment	227,500
Total revenues	8,800,280
Expenses	
Accounting	23,085
Advertising and marketing	3,253
Auto	19,980
Bonuses	651,033
Computer and IT services	23,711
Conference and seminars	8,000
Dues and subscriptions	114,406
Insurance	79,468
Office expense	2,290
Professional services	236,561
Recruiting fees	59,139
Regulatory fees	35,492
Rent and utilities	353,225
Salaries and payroll taxes	1,276,889
Telephone	22,446
Travel and entertainment	132,833
Other operating expenses	26,464
Total expenses	3,068,275
Net income before income tax provision	5,732,005
Income tax provision	5,790
Net income	$ 5,726,215

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Changes in Member's Equity
For the Period Ended December 31, 2015

		Total
Balance at January 1, 2015	$	4,016,979
Net Income		5,726,215
Distributions		(2,906,370)
Balance at December 31, 2015	$	6,836,824

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC.
Statement of Cash Flows
For the Period Ended December 31, 2015

Cash flow from operating activities:		
Net income		$ 5,726,215
Equity shares		(802,375)
Unrealized gains		(227,500)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (1,300,000)	
Prepaid expenses	(1,434)	
Increase (decrease) in liabilities:		
Bonuses payable	651,033	
Accounts payable and accrued expenses	2,479	
Total adjustments		(647,922)
Net cash provided by operating activities		4,048,418
Net cash provided by (used in) in investing activities		
Purchase of furniture and equipment	(12,264)	
Disposal of furniture and equipment	1,155	
Total net cash provided by (used in) investing activities		(11,109)
Net cash provided by (used in) financing activities		
Member's distributions		(2,906,370)
Net increase in cash		1,130,939
Cash at beginning of period		4,007,325
Cash at end of period		$ 5,138,264

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Arbor Advisors, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Arbor Advisors, LLC (Company) was formed in the State of California on November 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker- dealer, which comprises several classes of services, including:

- Private placements of securities
- Investment banking

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Stocks received as compensation are recorded at market value at the successful completion of the project.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there is a provision for a gross receipts tax and a minimum Franchise Tax of $11,790 and $800, respectively.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely

Note 2 – Significant Accounting Policies (continued)

than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements of a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$ 5,138,264	$ -	$ -	$ 5,138,264
Equity shares	-	-	1,029,875	1,029,875
	$ 5,138,264	-	$ 1,029,875	$ 6,168,139

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts. The amount greater than the FDIC limit at December 31, 2015 is $4,888,264.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $5,243,575 which was $5,197,064 in excess of its required net capital of $46,511. The greater of 6 2/3% of the aggregated indebtedness or $5,000 minimum capital requirement is required. The firm had aggregated indebtedness of $697,660. The Company's net capital ratio was 0.13 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2015, the Company had a forward credit applied to the minimum liability company income tax of $800 and gross receipts tax of $11,790. The accrued income tax to be paid after applying the credit is $5,790.

Note 7– Operating Lease

The Company leases office space under a non-cancelable operating lease expiring February 28, 2016. At December 31, 2015, the future minimum lease payments under the lease agreement were as follows:

2016	$ 53,573
	$ 53,573

Rent expense for the year ended December 31, 2015 is $382,319, offset by $29,094 sublease income for a net of $353,225.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 4, 2016, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company leased office space under a non-cancelable operating lease expiring February 28, 2019. The lease schedule is:

2016	$	85,683
2017		150,333
2018		154,470
2019		25,860
Total	$	416,346

Arbor Advisors, LLC.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Member's equity	$ 6,836,824	
Total Member's equity		$ 6,836,824
Less: Non-allowable assets		
Accounts receivable	1,300,000	
Prepaid expense	37,985	
Fixed Assets	28,360	
Total non-allowable assets		1,366,345
Net capital before haircuts		5,470,479
Less: Haircuts and undue concentration		
Haircut on equity securities	154,481	
Undue concentration	72,424	
Total haircuts & undue concentration		226,905
Net Capital		5,243,574
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 46,511	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		46,511
Excess net capital		$ 5,197,063
Ratio of aggregate indebtedness to net capital	0.13 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report

Arbor Advisors, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Arbor Advisors, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Arbor Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Arbor Advisors, LLC

I have reviewed management's statements, included in the accompanying Arbor Advisors, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from January 1, 2015 to December 31, 2015, and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rockin, CA
March 4, 2016



ARBOR ADVISORS, LLC

February 2, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Arbor Advisors, LLC met the Section 204, 15c3-3 (k)(2)(i) exemption for the period January 1, 2015 through December 31, 2015.

Sincerely,

Stanley F. Christensen
Managing Director

1950 University Ave., Suite 204 | E. Palo Alto, California 94303 | *phone* 650.305.2581 | *fax* 650.240.4023

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Arbor Advisors, LLC
Palo Alto, CA 94303

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Arbor Advisors, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Arbor Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7. Arbor Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Rocklin, California
March 4, 2016

Arbor Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015